Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Southern Co (SO)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Ave. Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Southern Company (SO)
Vote Yes: Proposal #6 – Disclose Assumptions Behind Fossil Fuel Investments

Annual Meeting: May 21, 2025

CONTACT: Kelly Poole | kpoole@asyousow.org

THE RESOLUTION

Resolved: To allow informed decision making, shareholders request that Southern Company disclose the primary assumptions underpinning its decision to increase reliance on high carbon energy production rather than renewables. This disclosure should omit proprietary or competitively sensitive information.

SUMMARY

Southern, one of the largest utility companies in the U.S., has projected 8% annual demand growth across its electric utilities—Georgia Power, Alabama Power, and Mississippi Power—largely driven by electrification and the rise of large-load customers from the Artificial Intelligence (AI) and manufacturing sectors.1 To meet this future demand, Southern has recently proposed building new methane gas capacity and delaying coal plant retirements. This approach exposes the Company to a range of climate-related financial risks, builds additional systemic climate risk into the economy, and also signals a potential missed opportunity to capitalize on renewables and battery technology which are increasingly seen as the main driver of decarbonization and long-term value creation.

Considering the risks associated with investments in methane gas and coal infrastructure, investors seek disclosure of the core assumptions behind Southern’s investment decisions, which are currently redacted in its integrated resource planning documents (IRPs). These redactions bar investors from evaluating the necessity of additional high carbon investments in an evolving energy landscape, whether such investments are financially and technically justified, and whether they create unjustified climate risk, among others.

Southern’s lack of transparency is drawing criticism and reputational risk from major stakeholders, including its customer Microsoft, which has publicly raised concerns about the Company’s resource planning and scenario analyses.2 Independent energy experts have similarly questioned the need for new gas infrastructure, pointing instead to the feasibility of meeting demand growth through renewables paired with existing coal and gas resources.3 These critiques reinforce investor concerns that Southern’s assumptions may be outdated or misaligned with cost-effective decarbonization pathways.

Many of Southern’s peers already disclose the key assumptions guiding their investment strategies—including forward-looking resource costs, capacity forecasts, and greenhouse gas (GHG) emissions impacts. To build investor trust and demonstrate sound governance, shareholders are urging Southern to fully disclose the core assumptions informing its energy investments, particularly those justifying new high carbon/fossil fuel investments.

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1 https://s27.q4cdn.com/273397814/files/doc_financials/2024/q4/SO-2024-Q4-Earnings-Call-Slides-Final.pdf

2 https://psc.ga.gov/search/facts-document/?documentId=218199

3 https://rmi.org/how-power-couples-can-help-the-united-states-win-the-global-ai-race/

2025 Proxy Memo Southern Co | Disclosing Assumptions Behind High Carbon Investments

RATIONALE FOR A YES VOTE

1.	The requested disclosures will provide important financial and technical information to help investors make informed decisions.
2.	Southern’s proposed high carbon investments appear out of touch with investor needs, technology developments, and climate-related concerns.
3.	Southern lags peers in disclosing assumptions behind resource plans.

DISCUSSION

1.	The requested disclosures will provide important financial and technical information to help investors make informed decisions.

A utility’s resource plans shape investment decisions, often with long-term consequences. Methane gas plants, for instance, have lifespans of 30 years and commit a utility to long-term emissions and operational expenses. Southern redacts key information from its resource planning documents, including for example the assumed costs and technological feasibility of different energy resources, preventing investors from fully understanding the rationale behind its planned investments. 4

Additional disclosure from Southern will allow investors to better assess risk and have a reasonable basis to confirm that the Company’s decisions to commit billions of dollars to long-term, high carbon infrastructure investments is reasonable. For instance, access to core assumptions will enable investors to evaluate whether Southern has appropriately accounted for declining renewable energy costs, evolving market trends, regulatory shifts, and implications of different energy resources on the Company’s GHG trajectory. Without such information, it is difficult for investors to understand whether Southern’s energy transition strategy is aligned with industry best practices and whether its capital allocation decisions are financially sound.

2.	Southern’s proposed high carbon investments appear out of touch with customer needs, technology developments, and climate-related concerns.

The Proposal’s request for increased transparency is shared by Microsoft, a large-load customer of Southern. In its intervention response to Georgia Power’s 2023 IRP, “Microsoft recommends that [Georgia Power Company] incorporate transparency into how scenarios are structured and how results are used for decision-making.”5 Microsoft, which intervened in the Georgia Power IRP proceeding under a non-disclosure agreement (NDA), has also challenged the core assumptions behind the utility’s scenario analyses stating that “several of Georgia Power Company’s modeling assumptions undervalue renewable energy’s contribution to meeting energy and capacity needs and resource adequacy on Georgia Power Company’s system. This undervaluation then results in overbuilding carbon-intensive resources that may otherwise not be necessary.”6

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4 “2025 IRP Resource Mix Study”. Figure 5. https://psc.ga.gov/search/facts-document/?documentId=221233

5 https://psc.ga.gov/search/facts-document/?documentId=218199, p.9

6 https://psc.ga.gov/search/facts-document/?documentId=218199

2025 Proxy Memo Southern Co | Disclosing Assumptions Behind High Carbon Investments

This feedback from a major customer is concerning and erodes investor confidence in the Company’s decision-making processes. Access to core assumptions should not be limited to only those who formally participate in an IRP proceeding and sign an NDA; all investors should have access to such basic assumptions to allow them to make informed assessments. Limiting access to basic planning assumptions through NDAs creates an uneven playing field, undermines transparency, and prevents the broader investor community from making fully informed decisions about the long-term risks and opportunities associated with its plans to expand gas capacity and delay coal retirements. Specifically, investors seek information on whether the Company has carefully evaluated risks and opportunities. The following provide examples of core disclosures important to investors:

•	Demand projections. While there has been much public discussion of significant new energy demand associated with AI, technology companies are in an intense race to dominate the AI market. Projections of demand may be significantly overestimated by likely AI providers; or Southern’s own projections of its role in providing for such needs may be overly optimistic. For example, Microsoft has already cancelled over two gigawatts of data center capacity it was in the process of leasing.[7] Additionally, rapid advancements in AI efficiency, cooling technology, and cloud optimization could significantly reduce future energy consumption. Demand forecasts are important to assess whether the Company is overbuilding high carbon infrastructure or whether it is retaining the trust of regulators. To the extent Southern has overestimated demand, it may risk undermining regulatory confidence and make it more difficult to secure approval for future investments.

The technology industry has over projected energy demand in the past. During the internet boom at the turn of the century, some were estimating that information technology would constitute 50% of U.S. energy demand, yet data center demand actually accrued to 2% of total energy demand in 2020.8 While Southern is experiencing very real demand growth, if energy demand specifically from AI and data centers falls short, Southern could be left with underutilized, high-cost fossil fuel assets, burdening ratepayers with unnecessary expenses.

This risk of demand overestimation is highlighted by Southern’s practice of including prospective projects in its demand projections. As mentioned in the Company’s opposition statement, only 10 of 50 gigawatts of projected demand are confirmed, leaving investors concerned that the Company is building additional fossil capacity prematurely. Microsoft critiqued this planning strategy: “Microsoft is concerned that Georgia Power Company’s load forecasting method, which includes large-load projects that are considering but have not ultimately selected Georgia as a location and/or Georgia Power Company as a service provider, potentially results in the acquisition of an excessive amount of carbon-intensive generation.”9

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7 https://www.reuters.com/technology/microsoft-pulls-back-more-data-center-leases-us-europe-analysts-say-2025-03-26/

8 https://www.distilled.earth/p/the-hidden-risks-of-overestimating

9 https://psc.ga.gov/search/facts-document/?documentId=218199, p.1

2025 Proxy Memo Southern Co | Disclosing Assumptions Behind High Carbon Investments

One reason large-load customers may not ultimately choose Southern’s territory for new facilities is its failure to provide sufficient renewable energy. Many of Southern’s current and prospective customers have committed to 100% renewable energy goals, including Hyundai Motor Company, Rivian, Amazon Web Services, Meta, Microsoft, and Alphabet – all of which have operations in Georgia.10 Microsoft has even urged Georgia Power Company to “consider what a net zero or more stringent carbon-constrained scenario would look like.”11

Third-party energy experts have also advised investors that growing energy demand can be met without relying on new methane gas plants. 12 Yet, Southern’s scenario analyses consistently conclude that new fossil fuel investments are the only viable option. If the outcome of Southern’s scenario analyses differ from the advice of third-party experts, investors are left to assume that the Company’s core assumptions may be flawed.

•	Customer needs. If technology companies are required to cover all costs of new methane plants built specifically to serve their AI related demand, it may deter them from building in Georgia. Gas plants carry significant operational costs, especially given volatile and rising methane gas prices in contrast to renewables, which may have similar upfront costs but minimal ongoing expenses. Requiring tech companies to fund gas operations would also undermine their climate goals and cost-control efforts—pushing them to build in states with more affordable, climate-aligned infrastructure planning.

•	Regulatory mandates. In response to the negative consequences that data centers are having on the grid, regulators at the city, state, and regional levels are moving to limit new data center developments and their energy procurement practices. These regulations could significantly alter demand forecasts, further calling into question the long-term viability of new fossil fuel investments. For example, New Jersey lawmakers are considering a bill that would require all electricity for AI data centers to come from newly built clean energy sources. [13] Even in Georgia, legislators proposed a policy to prevent Southern from passing the cost of large-load data center projects onto everyday customers.[14] While it has not been passed, this law foreshadows future actions as climate-related catastrophes increase and local governments are increasingly forced to bear the brunt of those impacts.

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10 https://www.hyundaimotorgroup.com/sustainability/esgPolicy, p.24; https://downloads.rivian.com/2md5qhoeajym/3CR7C1icQE7AFqByg853rg/bf92b6dc374cdd4ec1eb55183d94e06e/2022_Rivian_Impact_Report.pdf p.37; https://aws.amazon.com/energy/transition1/; https://sustainability.atmeta.com/energy/; https://datacenters.microsoft.com/globe/powering-sustainable-transformation/; https://sustainability.google/operating-sustainably/net-zero-carbon/;

11 https://psc.ga.gov/search/facts-document/?documentId=218199, p.7

12 https://rmi.org/how-power-couples-can-help-the-united-states-win-the-global-ai-race/

13 https://www.njleg.gov/bill-search/2024/S4143/bill-text?f=S4500&n=4143_I1

14 https://thecurrentga.org/2025/02/25/georgia-senate-committee-passes-bill-to-protect-residents-from-data-center-costs/

2025 Proxy Memo Southern Co | Disclosing Assumptions Behind High Carbon Investments

At the federal level, Southern must take a longer-term approach to regulatory risk and prepare for an administration or congress that prioritizes climate action. While the current administration is repealing climate and environment-related policies, it is unproductive for the Company to invest in long term, high carbon assets such as methane gas plants with multi-year planning processes and multi-decade asset lives only to be caught on its back foot as the inexorable need to address climate change comes to the fore or the next climate-minded administration or congress is in power. Additional investments in high carbon methane plants and delaying the retirement of coal plants will only increase the Company’s exposure to climate-related risks such as future regulations, carbon pricing, and/or corporate sustainability mandates intended to accelerate the shift away from fossil fuels. These risks may force Southern to retire fossil assets early, leaving ratepayers to absorb the financial losses.

According to the U.S. Energy Information Administration, if Southern delays the retirement of its last two coal plants, which rank 12th and 28th out of all U.S. power plants for carbon emissions, the Company will emit an additional 100 million tons of carbon.15 The fact that Southern does not disclose this consequence in its Georgia Power 2025 resource plan is highly concerning. Without transparency about GHG emissions trajectory assumptions, investors cannot adequately assess the long-term, climate-related risks Southern faces, jeopardizing confidence in the Company's long-term viability and its commitment to a sustainable energy transition which is important to long term investors.

Investors are concerned about the growing risk to the economy from climate-related weather catastrophes. Such climate related financial costs have been and are projected to continue to negatively impact the value of their portfolios to the detriment of beneficiaries. Southern’s lack of transparency on how it evaluates the impact of its GHG emissions and future climate-related regulatory policies in its resource planning creates risk. The Company does not disclose the projected emissions for each scenario considered in its current plans or whether it has evaluated a net-zero decarbonization scenario. Given the material risks associated with a high emissions footprint, investors are concerned that Southern has not fully accounted for the financial, regulatory, and environmental consequences of continued fossil fuel reliance.

In a rapidly evolving energy landscape, utilities that embrace transparency and align their investment strategies with market and regulatory trends will be better positioned to mitigate financial and climate-related risks. Given the lack of insight into the Company’s core assumptions and risk assessment, investors request that Southern disclose all core assumptions behind its decision to increase reliance on high carbon energy production rather than renewables.

3.	Southern lags peers in disclosing assumptions

Southern’s peers are demonstrating greater transparency, disclosing critical information such as how the Company determines forward-looking cost assumptions for both fossil fuel and renewable resources and what basic cost and technology assumptions are for each potential resource, disclosed on 5-, 10-, and 15-year timeframes. Peers that disclose these assumptions for some or all of their planning include AEP, Xcel, Dominion Energy, Duke Energy, Berkshire Hathaway Energy, AES, and NextEra Energy.16

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15 https://www.gpb.org/news/2025/02/03/georgia-powers-new-plan-for-generating-electricity-pushes-burning-coal-the-states

16 AEP IRPs: https://www.psoklahoma.com/lib/docs/community/projects/2021PSOIRPReport_102921.pdf; https://psc.ky.gov/pscecf/2023-00092/sebishop%40aep.com/03202023030104/KPCO_2022_IRP_Volume_A-Public.pdf, https://www.swepco.com/lib/docs/community/projects/2023SWEPCOIRPFinalReport_20240212.pdf, https://www.scc.virginia.gov/docketsearch/DOCS/7qxf01!.PDF, https://www.indianamichiganpower.com/lib/docs/community/projects/IM-irp/2021IMIRPReportRevised.pdf; Xcel IRPs: https://www.xcelenergy.com/company/rates_and_regulations/resource_plans/clean_energy_plan, https://www.xcelenergy.com/staticfiles/xe-responsive/Company/Rates%20&%20Regulations/Resource%20Plans/2023%20SPS-IRP%20Plan.pdf, https://xcelnew.my.salesforce.com/sfc/p/ - 1U0000011ttV/a/8b000002YCGl/PN0AWQuR0DS0YtP.umIGwHKs2yQgknjqhxqB5zrgn9w; Dominion Energy IRPs: https://www.dominionenergy.com/-/media/pdfs/global/company/IRP/2024-IRP-w_o-Appendices.pdf, https://cdn-dominionenergy-prd-001.azureedge.net/-/media/pdfs/global/company/irp/sc/desc-integrated-resource-plan-2024.pdf?rev=42a0728dbf894c979aefc95151401fcb%20; Duke Energy IRPs: https://www.duke-energy.com/-/media/pdfs/our-company/def-tysp/def-10-year-site-plan.pdf?rev=4b3ebea3aab040beaa7e73a10f459064%20, https://www.duke-energy.com/-/media/pdfs/for-your-home/dei-irp/2024-plan-and-attachments/vol-i-complete-2024-dei-irp-plan.pdf?rev=93f4e009ddfc44b0baa3f94f3e195b4a%20, https://www.duke-energy.com/-/media/pdfs/our-company/irp-dek/2024-dek-irp-public.pdf?rev=defe267dda424d519ba50f0a87dac61e%20; Berkshire Hathaway Energy IRPs: https://www.pacificorp.com/content/dam/pcorp/documents/en/pacificorp/energy/integrated-resource-plan/2023_IRP_Update.pdf, https://www.midamericanenergy.com/media/pdf/mec_resource_evaluation_study_11-1.pdf; AES IRP: https://www.aesindiana.com/integrated-resource-plan; NextEra Energy IRP: https://www.fpl.com/content/dam/fplgp/us/en/about/pdf/ten-year-site-plan.pdf

2025 Proxy Memo Southern Co | Disclosing Assumptions Behind High Carbon Investments

In contrast, Southern redacts key information for all three of its integrated electric utilities. While Southern’s planning documents are based on sophisticated power system models, the accuracy and reliability of these models are entirely dependent on the quality of the input data. In the absence of such basic information, investors cannot make an accurate determination about the robustness of Southern’s plans for electricity generation.

In its opposition statement, Southern contends that it is not comparable to other utilities, noting that "utilities operating in other jurisdictions, including the ones mentioned by the proponent, are subject to different regulatory aims, standards, and disclosure requirements than those applicable to our operating subsidiaries." However, peer comparisons are a fundamental aspect of investment analysis, and while regulatory environments may vary, investors rely on industry-wide benchmarks to assess company performance, and in terms of transparency, Southern remains behind its peers.

RESPONSE TO SOUTHERN’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Southern states: “Many of the assumptions requested by the proposal are protected trade secrets, and disclosure of this sensitive information could increase prices for Southern to the detriment of its customers and stockholders…Disclosure of our planning assumptions would hinder our ability to conduct a proper request for proposal solicitation and obtain the best pricing from these third-party suppliers.

The proponent responds with the following points:

•	Southern’s decision to redact core assumptions from its Integrated Resource Plans is discretionary, not mandated by the Georgia Trade Secrets Act. This selective redaction raises concerns among investors that the Company may be arbitrarily withholding information or applying an overly broad interpretation of trade secret protections, thereby undermining transparency.
•	Many of Southern’s peer utilities operate in states with trade secret laws, yet they disclose the data requested by this proposal.
•	Southern’s electric utilities all operate as monopolies within their respective territories, so disclosing the core planning assumptions will not harm its market position.
•	The claim that disclosure would increase prices for Southern’s customers lacks supporting evidence. In contrast, failing to disclose key information leaves investors unable to verify whether the Company is pursuing the most cost-effective, low-risk energy investments. Investors are not asking for commercially sensitive contracts or bidding strategies but rather the foundational assumptions that are shaping Southern’s energy future—information that is critical to assessing risk, capital allocation, and alignment with decarbonization trends.

2025 Proxy Memo Southern Co | Disclosing Assumptions Behind High Carbon Investments

Southern states: “We believe the third-party modeling of our GHG emissions trajectory that is cited by the proponent fails to reflect our pending state regulatory proceedings, an evolving policy landscape and outstanding requests for proposal for incremental generating resources to meet increased projected load growth.”

The Proponent cites Rocky Mountain Institute’s (RMI) modeling of Southern’s emissions trajectory because the Company doesn’t provide it. Southern’s critique of RMI’s modelling only emphasizes the fact that investors must rely on third party estimates when assessing climate-related risks.

Southern argues in its opposition statement: “Southern already publicly discloses detailed information about its decarbonization strategy…These disclosures include our Net Zero Q&A Supplement, which was published in response to our past conversations with the proponent and other stakeholders.”

Southern’s decarbonization disclosures do not meet best practice and do not constitute a formal “strategy”. The “Net Zero Q&A Supplement” the Company refers to was disclosed in 2023. It suggests reliance on hydrogen, renewable methane gas, and carbon capture, all technologies that have not reached cost parity, nor have they been demonstrated at scale. Further, it is the assumptions behind current plans that are at issue in this proceeding. Investors seek to evaluate current assumptions against current conditions, technology, and outside data. The general and outdated information provided in the 2023 disclosure, while directionally helpful, does not answer the questions posed here.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #6. This proposal increases transparency around risk management and will provide necessary information to allow investors to assess whether Southern Company is prioritizing the management of financially material climate-related risks and opportunities.

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For questions, please contact Kelly Poole, As You Sow, kpoole@asyousow.org

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